August 22, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director, Mail Stop 3561
Jennifer Thompson, Accounting Branch Chief
Blair Petrillo, Staff Attorney
Yong Kim, Staff Accountant

Re:	Williams-Sonoma, Inc.
Form 10-K for the fiscal year ended February 3, 2008
Filed April 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 9, 2008
Form 10-Q for the Quarter Ended May 4, 2008
File No. 001-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 21, 2008 (the “Comment Letter”). For your convenience, the Staff’s comment 1 has been repeated below, and the heading and numbered response in this response letter corresponds to the heading and numbered comment contained in the Comment Letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 32

1.	We note your response to prior comment one from our letter dated July 3, 2008. However, we re-issue the comment to the extent it requested that you re-file via EDGAR your response letter dated June 3, 2008 to include the analysis presented in your confidential treatment request because such request does not include any confidential information.

Response: In response to the Staff’s comment, attached as Exhibit A is the Company’s confidential treatment request dated June 20, 2008.

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The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it in the envelope provided.

Should the Staff have any additional comments or questions, please contact me at (415) 616–8775. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President, Chief Operating and Chief Financial Officer

cc:	W. Howard Lester – Chief Executive Officer
Adrian T. Dillon – Chairman, Audit and Finance Committee
Seth R. Jaffe – Senior Vice President, General Counsel and Secretary
Adam Scott – Deloitte & Touche LLP
Aaron J. Alter – Wilson Sonsini Goodrich & Rosati

Exhibit A

CONFIDENTIAL TREATMENT REQUESTED BY

WILLLIAMS-SONOMA, INC. IN CONNECTION

WITH FORM 10-K AND DEFINITIVE

PROXY STATEMENT ON SCHEDULE 14A

(FILE NO. 001-14077)

June 20, 2008

VIA OVERNIGHT DELIVERY	*FOIA Confidential

Treatment Request*

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director, Mail Stop 3561
Jennifer Thompson, Accounting Branch Chief
Blair Petrillo, Staff Attorney
Yong Kim, Staff Accountant

Re:	Williams-Sonoma, Inc.
Form 10-K for the fiscal year ended February 3, 2008
Filed April 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 9, 2008
File No. 001-14077

Ladies and Gentlemen:

On behalf of Williams-Sonoma, Inc. (the “Company”), this letter is submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with correspondence received from the Staff dated June 6, 2008 (the “Comment Letter”) in connection with the Company’s annual report on Form 10-K for the fiscal year ended February 3, 2008 filed April 3, 2008 and Definitive Proxy Statement on Schedule 14A filed May 9, 2008 (the “Proxy”).

In Comment 7 of the Comment Letter, the Commission requested that the Company disclose the Company Objective (as defined in the Proxy) used for determining annual incentive awards for fiscal 2007. The Staff requested that, to the extent the Company believes disclosure of the Company Objective is not required because it could result in competitive harm, the Company provide the Staff a detailed explanation for this conclusion. As noted in the Company’s response to the Comment Letter of even date herewith (the “Response Letter”), the Company did not disclose the Company Objective because it is competitively sensitive. This letter sets forth the Company’s explanation for its conclusion that disclosure of the Company Objective would result in competitive harm to the Company and the Company’s legal basis for excluding such information.

Securities and Exchange Commission

June 20, 2008

Analysis

Competitive Harm Analysis

The Company respectfully advises the Staff that the Company believes that disclosure of the Company Objective is not required because disclosure of such information would result in the Company suffering competitive harm as it would provide the Company’s competitors with unfair insight regarding the Company’s strategic plans and ambitions. Accordingly, the Company believes that disclosure of the Company Objective may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Statutory Basis

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. § 552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” This exemption is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

Applicability of Exemption 4

For Exemption 4 to apply, a tripartite test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Because the Company is a corporation that is disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, the Company Objective constitutes commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and consequently the first and third requirements of the test are also satisfied. Therefore, we believe that the Company Objective meets this test.

Securities and Exchange Commission

June 20, 2008

Privileged or Confidential Commercial or Financial Information

For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” As such, target criteria relating to performance incentives, such as the Company Objective, fall within the plain meaning of the term “commercial and financial information.”

To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler, 92 F.3d at 96.

Under the second prong of the above test for confidentiality, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition; and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents,” and therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original). As such, we respectfully submit that the Company may rely on such prong to exempt the Company Objective from disclosure, as disclosure of such information would likely cause substantial harm to the competitive position of the Company.

Analysis of the Company’s Commercial or Financial Information

The Company Objective is confidential, has not been disclosed to the public and is not known to competitors. Disclosure of the Company’s numerical goal relating to earnings per share for compensation purposes would reveal the Company’s internal goals, ambitions and assessment of how it will fare in the marketplace, as well as the likelihood that the Company will be able to reach such goals and pay meaningful annual incentive awards to its executive officers and employees.

Securities and Exchange Commission

June 20, 2008

Disclosure of the Company Objective could therefore cause substantial economic harm to the Company’s competitive position and the interests of its shareholders by allowing competitors to draw meaningful conclusions about a number of sensitive areas. For example, knowledge of the Company Objective could allow competitors to draw conclusions about the likelihood of the Company reaching certain financial and business milestones. These conclusions would allow competitors to strategize in a manner potentially harmful to the Company. Knowledge of the Company Objective could also allow competitors to extrapolate how aggressively the Company seeks growth and, consequently, to focus on how it can best be prevented from achieving its goals.

In addition, from the Company Objective, competitors could derive a better understanding of the compensation structure of the Company and the likelihood that the Company will be able to pay annual incentive awards to its executive officers and employees. Such knowledge would enable the Company’s competitors to attract the Company’s key personnel away from the Company. The Company’s competitors could also use the knowledge to structure their compensation and bonus programs in such a way as to more effectively compete against the Company for talent in the workforce going forward. Certain of the Company’s key competitors are private companies, and their incentive compensation structures are not made publicly available. Thus, their possession of the Company’s specific numerical goals tied to compensation could result in an unfair advantage to the Company’s competitors over the Company and disadvantage the Company’s efforts to effectively provide incentives and retain its key talent, and the competitive harm to the Company and its shareholders could be significant.

Finally, disclosure of the Company Objective is not necessary for the protection of the Company’s shareholders. The Company has disclosed that the objective was based on profitability and was reasonably attainable based upon historic and expected levels of profitability. The Company believes that these disclosures provide the Company’s shareholders with information adequate to assess the bonus compensation that has been offered to and earned by the named executive officers and the Company’s policies related thereto.

* * *

Securities and Exchange Commission

June 20, 2008

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it in the envelope provided.

Should the Staff have any additional comments or questions, please contact me at (415) 616-8775. Thank you for your assistance.

Sincerely,

/s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President, Chief Operating and Chief Financial Officer

cc:	W. Howard Lester – Chief Executive Officer
Adrian T. Dillon – Chairman, Audit and Finance Committee
Seth R. Jaffe – Senior Vice President, General Counsel and Secretary
Adam Scott – Deloitte & Touche LLP
Aaron J. Alter – Wilson Sonsini Goodrich & Rosati